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                            November 20, 2020

       Christian Schenk
       Chief Executive Officer
       Driven Deliveries, Inc.
       134 Penn Street
       El Segundo, California 90245

                                                        Re: Driven Deliveries,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 4,
2020
                                                            File No. 333-241684

       Dear Mr. Schenk:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed November 4, 2020

       Merger Agreement, page 2

   1. Please revise your registration statement to include pro forma financial statements pursuant to Article
8-05 of Regulation S-X that give effect to the proposed merger of Stem
                                                        Holdings, Inc. and
Driven Deliveries, Inc., or tell us why you believe they are not required.
 Christian Schenk
FirstName  LastNameChristian  Schenk
Driven Deliveries, Inc.
Comapany 20,
November   NameDriven
               2020     Deliveries, Inc.
November
Page 2     20, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Scott Anderegg at 202-551-3342 or Jacqueline Kaufman at 202-551-
3797 with other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services